UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

LEJU HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, par value $0.001 per share
(Title of Class of Securities)

50187J108
(CUSIP Number)**

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share, par value $0.001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 50187J108	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL O LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,231,220
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,231,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,231,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 50187J108	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TENCENT HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,231,220
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,231,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,231,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 50187J108	SCHEDULE 13D	Page 4 of 9

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Leju Holdings Limited, a company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).  The address of the principal executive offices of the Issuer is 15/F, Shoudong International Plaza, No. 5 Building, Guangqu Home, Dongcheng District, Beijing 100022, People’s Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “LEJU.” The Reporting Persons (as defined below), however, only beneficially own Ordinary Shares.

Item 2.  Identity and Background.

This Statement is being filed by:

(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii)	THL O Limited, a British Virgin Islands company and an indirect wholly owned subsidiary of Tencent (“THL”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of Tencent’s principal office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of THL’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  THL is an indirect wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A is information concerning each executive officer and director of Tencent and THL, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil

CUSIP No. 50187J108	SCHEDULE 13D	Page 5 of 9

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 31, 2014, THL acquired 19,201,800 Ordinary Shares for $180,000,000 in cash from E-House (China) Holdings Limited (“E-House”) pursuant to a share purchase and subscription agreement, dated March 21, 2014, between E-House, the Issuer, THL and the other parties included in the signature pages attached thereto (the “Subscription Agreement”). Pursuant to the terms of the Subscription Agreement, on April 22, 2014, concurrently with the Issuer’s initial public offering (the “IPO”), THL acquired an additional 2,029,420 Ordinary Shares form the Issuer for $20,294,200 in cash.

THL used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay the total purchase price of each of the foregoing purchases.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Securities for investment purposes.  Consistent with such investment purposes, the Reporting Persons expect to engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or other financial instruments of or related to the Issuer (such as the Issuer’s ADSs) or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 50187J108	SCHEDULE 13D	Page 6 of 9

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The Ordinary Shares are registered under Section 12(b) of the Act.

Immediately following the IPO, based on a total of 132,029,420 Ordinary Shares outstanding as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 17, 2014, the Reporting Persons held 16.1% of the Ordinary Shares outstanding.  Based on their holdings of Ordinary Shares, the Reporting Persons control 16.1% of the total voting power of the outstanding Ordinary Shares.

Other than the acquisition of 2,029,420 Ordinary Shares at the time of the IPO, there have been no transactions in the Ordinary Shares by the Reporting Persons during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the IPO, on April 16, 2014, THL entered into a customary lock-up agreement with Credit Suisse Securities (USA) LLC (“Credit Suisse”) pursuant to which THL agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares, ADSs or securities convertible into Ordinary Shares or ADSs for 180 days from the date of the final prospectus filed in connection with the IPO without the prior written consent of Credit Suisse (the “Lock-UP Agreement”).  However, Credit Suisse, as representative of the underwriters, may release the securities subject to THL’s Lock-Up Agreement from the lock-up restrictions at any time.  The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Lock-Up Agreement filed as Exhibit 2 to this Schedule 13D and which is incorporated herein by reference.

Share Purchase and Subscription Agreement

The Subscription Agreement provides for certain restrictions on the transfer of the Ordinary Shares purchased pursuant to the Subscription Agreement.  For an 18-month lock-up period that commenced on March 31, 2014, the Reporting Persons may not directly or indirectly transfer or pledge any of the 19,201,800 Ordinary Shares purchased from E-House without the Issuer’s prior written consent.  For a six-month lock-up period that commenced upon the purchase of the 2,029,420 Ordinary Shares that the Reporting Persons subscribed for in a private placement concurrently with the IPO, the Reporting Persons may not directly or indirectly transfer or pledge any such Ordinary Shares without the Issuer’s prior written consent.

The foregoing description of the Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Subscription Agreement.  A copy of the Subscription Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

Investor Right’s Agreement

On March 31, 2014, the Issuer, E-House and THL entered into an investor rights agreement, which granted E-House and THL certain registration rights with respect to the Ordinary Shares owned by them, granted certain board representation rights to THL and placed certain restrictions on the transfer of the Ordinary Shares by E-House and THL (the “Investor Rights Agreement”).

CUSIP No. 50187J108	SCHEDULE 13D	Page 7 of 9

Demand registration rights.

Both E-House and THL have the right to demand that the Issuer effect a registration covering the offer and sale of their Ordinary Shares.  E-House and THL are each entitled to an aggregate of three such registrations. The Issuer, however, is not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement.  The demand registration rights in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of Ordinary Shares to be included in any underwritten offering imposed by the underwriter.

Shelf registration rights.

Once the Issuer is eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), both E-House and THL will have the right to demand that the Issuer file a shelf registration statement covering their Ordinary Shares.  The Issuer, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

Piggyback registration rights.

If the Issuer proposes to file a registration statement for an offering of its Ordinary Shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to the Issuer’s employees pursuant to any employee benefit plan, then the Issuer must offer E-House and THL an opportunity to include in the registration all or any part of their registrable securities.  The piggyback registration rights granted in the Investor Rights Agreement are subject to customary restrictions, such as limitations on the number of shares to be included in any underwritten offering imposed by the underwriter.

Blackout periods.

The Issuer is entitled to two blackout periods, aggregating to no more than 90 days in any consecutive 12-month period, during which the Issuer can delay the filing or effectiveness of a registration statement, if the Issuer would, in the good faith judgment of its board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving the Issuer.

Expenses of registration.

The Issuer will pay all expenses relating to any demand or piggyback registration, except that either E-House and THL shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes, stamp duties, (iv) fees and expenses of its counsel or other

CUSIP No. 50187J108	SCHEDULE 13D	Page 8 of 9

advisers, subject to certain amounts that the Issuer will pay, and (v) their own out-of-pocket expenses, in each case, with respect to only such holder's registrable securities.

Board representation.

For so long as THL is the beneficial owner of at least 10% of the Issuer’s issued and outstanding Ordinary Shares, THL will have the right to designate one director to the Issuer’s board of directors.

Restrictions on transfer.

For so long as THL is the beneficial owner of at least 10% of the Issuer’s issued and outstanding Ordinary Shares, THL’s prior written consent will be required for (i) a change of control of the Issuer that results in certain specified entities, as agreed by the Issuer and THL, controlling the Issuer, (ii) the issuance, by way of a privately negotiated transaction, of equity securities representing more than 10% of the Issuer’s issued and outstanding share capital to certain specified entities, or (iii) the transfer or other disposition, by way of a privately negotiated transaction, of equity securities representing more than 10% of the Issuer’s issued and outstanding share capital by E-House to certain specified entities, in each case, subject to certain exceptions.  THL will not, without the Issuer’s prior written consent, transfer or otherwise dispose, by way of a privately negotiated transaction, of the Issuer’s equity securities held by THL to certain specified entities, subject to certain exceptions.

The foregoing description of the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investor Rights Agreement.  A copy of the Investor Rights Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated May 27, 2014, by and between THL O Limited and Tencent Holdings Limited.

Exhibit 2: Lock-Up Agreement, dated April 16, 2014, by and between THL O Limited and Credit Suisse Securities (USA) LLC.

Exhibit 3: Share Purchase and Subscription Agreement, dated March 21, 2014, and as amended on March 21, 2014, between, E-House (China) Holdings Limited, THL O Limited, Shenzhen Tencent Computer Systems Company Limited, Shanghai Yi Yue Information Technology Co., Ltd. and Leju Holdings Limited (incorporated herein by reference from Exhibits 10.38 and 10.39 of the Issuer’s Form F-1/A (File No. 333-194505) filed on March 24, 2014).

Exhibit 4: Investor Rights Agreement, dated March 31, 2014, by and between Leju Holdings Limited, THL O Limited and E-House (China) Holdings Limited (incorporated herein by reference from Exhibit 4.4 of the Issuer’s Form F-1/A (File No. 333-194505) filed on April 4, 2014).

CUSIP No. 50187J108	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2014

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Chairman of the Board

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Zhang Zhidong	People’s Republic of China	Chief Technology Officer
Xu Chenye	People’s Republic of China	Chief Information Officer

Name	Citizenship	Title

Ren Yuxin	People’s Republic of China	Chief Operating Officer
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

EXECUTIVE OFFICERS AND DIRECTORS OF THL O LIMITED

The names of the directors and the names and titles of the executive officers of THL O Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to THL O Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D.  This Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Joint Filing Agreement.

Date:  May 27, 2014

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Chairman of the Board

THL O Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

EXHIBIT 2

LOCK-UP AGREEMENT

April 16, 2014

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue,
New York, N.Y. 10010-3629
U.S.A.

As Representative of the Several Underwriters named in
Schedule A to the Underwriting Agreement

Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement (the “Underwriting Agreement”) pursuant to which an offering will be made that is intended to result in the establishment of a public market for American depository shares (“ADSs”) representing ordinary shares (“Ordinary Shares”) of Leju Holdings Limited and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representative on behalf of the Underwriters, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or Ordinary Shares or securities convertible into or exchangeable or exercisable for any ADSs or Ordinary Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any ADSs or Ordinary Shares, whether any such aforementioned transaction is to be settled by delivery of any ADSs or Ordinary Shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representative. In addition, the undersigned agrees that, without the prior written consent of the Representative, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any ADSs or Ordinary Shares or any security convertible into or exercisable or exchangeable for any ADSs or Ordinary Shares.

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 180 days after the public offering date set forth on the final prospectus used to sell the ADSs (the “Public Offering Date”) pursuant to the Underwriting Agreement.

Any Ordinary Shares or ADSs (i) acquired by the undersigned or any of its affiliates from the concurrent private placement with the Company’s initial public offering or (ii) received upon exercise of options granted to the undersigned will also be subject to this Lock-Up Agreement. This Lock-Up Agreement shall not apply to: (i) any Ordinary Shares or ADSs acquired by the undersigned in the open market after the Public Offering Date, (ii) the exercise of any of the undersigned’s rights to acquire any ADSs or Ordinary Shares of the Company issued  pursuant to any share option or similar equity incentive or compensation plan of the Company (collectively, the “Equity Incentive Grants”), provided that in each case, such plan is in effect as of the date of and disclosed in the prospectus for the public offering (it being understood that any subsequent sale, transfer or disposition of any securities of the Company issued upon exercise of such Equity Incentive Grants shall be subject to the restrictions set forth in this Agreement), (iii) or transfers of Ordinary Shares or ADSs to immediate family members, trusts or an entity beneficially owned and controlled by the undersigned, and for the undersigned, a transfer of Ordinary Shares or ADSs to a partner, member or an “affiliate” of the undersigned, as such term is defined in Rule 12b-2 of the Exchange Act, as amended, by gift, will or intestacy, or as part of a distribution without consideration by the undersigned to its equity holders, provided that the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer, any such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer, or (iv) Ordinary Shares and ADSs sold or tendered to the Company by the Undersigned or withheld by the Company for tax withholding purposes in connection with the vesting of equity awards that are subject to a taxable event upon vesting.

In furtherance of the foregoing, the Company and its transfer agent and registrar for the Ordinary Shares and ADSs are hereby authorized to decline to make any transfer of Ordinary Shares or ADSs if such transfer would constitute a violation or breach of this Lock-Up Agreement.

If the undersigned is an officer or director of the Company, for purposes of clarity, the undersigned further agrees that the foregoing restrictions in this Lock-Up Agreement shall be equally applicable to any issuer-directed Ordinary Shares or ADSs the undersigned may purchase in the above-referenced offering.

If the undersigned is an officer or director of the Company, (i) the Representative agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Ordinary Shares or ADSs, the Representative will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Representative hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Lock-Up Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before May 31, 2014. This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

For and on behalf of THL O LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

[Signature Page to Lock-up Agreement]